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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 8-A

               For Registration of Certain Classes of Securities
                   Pursuant to Section 12(b) or 12(g) of the
                        Securities Exchange Act of 1934


                        RESOURCE BANKSHARES CORPORATION
            (Exact name of Registrant as specified in its charter)


              Virginia                                  54-1904386
      (State of incorporation)             (I.R.S. employer identification no.)

 3720 Virginia Beach Boulevard, Virginia Beach, Virginia         23452
      (Address of principal executive offices)                 (zip code)

If this form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1) please check the following box. [_]

If this form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2) please check the following box. [_]

Securities to be registered pursuant to Section 12(b) of the Act: None



Securities to be registered pursuant to Section 12(g) of the Act:
                                                   Common Stock, $1.50 par value
                                                           (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered.

     The securities to be registered consist of the common stock, $1.50 par value (the "Common Stock"), of Resource Bankshares Corporation (the "Registrant"). The Common Stock is currently registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In connection with the listing of the Common Stock on the NASDAQ National Market, the Registrant is registering the Common Stock under Section 12(g) of the Exchange Act. The following is a description of the Common Stock:

Capital Structure

     The Registrant is authorized to issue up to 6,666,666 shares of its Common Stock, par value $1.50 per share. The Registrant has 2,629,037 shares of Common Stock outstanding, leaving 4,037,629 shares of authorized Common Stock available to be issued when and if the Board of Directors of the Registrant determines it is advisable to do so. Under the Virginia Stock Corporation Act (the "VSCA"), the Board of Directors is generally empowered to issue authorized Common Stock without shareholder approval. The Registrant is also authorized to issue up to 500,000 shares of Preferred Stock, $10.00 par value, on terms determined by the Registrant's Board of Directors. No shares of the Registrant's Preferred Stock are outstanding.

Rights of Shareholders

     The holders of the Registrant's Common Stock will be entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to certain limitations on the payment of dividends, holders of the Registrant's Common Stock will be entitled to receive dividends when declared by the Registrant's Board of Directors for which funds are legally available.

     All outstanding shares of the Registrant's Common Stock are fully paid and nonassessable. Holders of Common Stock will not be entitled to cumulative voting rights. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election subject to the rights of holders of preferred stock, if and when issued. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

Directors

     Under Virginia law and the Registrant's Bylaws, the Registrant is to have a minimum of five directors and maximum of 15, with the number of directors at any given time to be fixed by the Board of Directors.

Indemnification

     The Articles of Incorporation of the Registrant provide that, to the full extent permitted by the VSCA, the Registrant is required to indemnify a director or officer of the Registrant who is or was a party to any proceeding by reason of the fact that he is or was such a director or
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officer. Under the VSCA, a director or officer can not be indemnified in relation to matters as to which such director or officer shall have been finally adjudged liable by reason of willful misconduct or a knowing violation of criminal law in the performance of his or her duty as a director or officer.

Shareholder Approval of Certain Transactions

     Under the Registrant's Articles of Incorporation, unless the Board of Directors conditions its submission of a proposed extraordinary corporate event (as defined below) on receipt of a greater vote, any extraordinary corporate event that requires shareholder approval under the VSCA shall be approved by not less than a majority of the votes entitled to be cast on the proposed extraordinary corporate event by each class or series of stock entitled to vote on such extraordinary corporate event at a meeting at which a quorum of each such class or series exists. For purposes of the Registrant's Articles of Incorporation, "extraordinary corporate event" means (i) any amendment to the Articles of Incorporation that requires shareholder approval under (S)(S) 13.1-707 of the VSCA, (ii) any merger pursuant to (S)(S) 13.1-716 of the VSCA, (iii) any statutory share exchange pursuant to (S)(S) 13.1-717 of the VSCA, (iv) any sale of all or substantially all of the assets of the Corporation pursuant to
(S)(S) 13.1-724 of the VSCA, or (v) any dissolution of the Corporation pursuant to (S)(S) 13.1-742 of the VSCA, or any such extraordinary corporate event under any successor statues to any of the foregoing.

Limitation of Liability

     The Articles of Incorporation of the Registrant provide that to the full extent that the VSCA permits the limitation or elimination of the liability of directors or officers, a director or officer of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages. The VSCA provides that in any proceeding brought by or in the right of a corporation or brought by or on behalf of shareholders of the corporation, the damages assessed against an officer or director arising out of a single transaction, occurrence or course of conduct may not exceed the lesser of (i) the monetary amount, including the elimination of liability, specified in the articles of incorporation or, if approved by the shareholders, in the bylaws as a limitation on or elimination of the liability of the officer or director, or (ii) the greater of (a) $100,000 or (b) the amount of cash compensation received by the officer or director from the corporation during the twelve months immediately preceding the act or omission for which liability was imposed. The liability of an officer or director is not limited under the VSCA or a corporation's articles of incorporation and bylaws if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law.
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Item 2.  Exhibits.

   EXHIBIT NO.                             DESCRIPTION
   -----------                             -----------

       4.1 Amended and Restated Articles of Incorporation for Resource Bankshares Corporation. (Incorporated by reference to Registrant's Form 10-Q previously filed with the Commission on August 11, 2000.)

      *4.2         Amended and Restated Bylaws for Resource Bankshares
                   Corporation.

       4.3 Specimen certificate for a share of Resource Bankshares Corporation Common Stock, $1.50 par value per share. (Incorporated by reference to the Registrant's Form 8-A12B previously filed with the Commission on July 20, 1998.)

       *           Filed Herewith

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   RESOURCE BANKSHARES
                                   CORPORATION

                                   By: /s/ Lawrence N. Smith
                                      -----------------------------------------
                                      Lawrence N. Smith
                                      President and Chief Executive Officer